UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Andrew R. Brownstein Wachtell, Lipton, Rosen & Katz 51 West 52nd St New York, New York 10019 (212) 403-1000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(24)	Press release issued by Genzyme, dated November 24, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2010	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer